July 28, 2011

By EDGAR and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mark P. Shuman, Legal Branch — Chief

      Katherine Wray, Attorney — Advisor

Re:	Marchex, Inc.

Pre-Effective Amendment No. 2 to Registration Statement on Form S-3

File No. 333-174016

Amended July 28, 2011

Ladies and Gentlemen:

Marchex, Inc. (“Marchex” or the “Company”) is hereby electronically submitting for filing Pre-Effective Amendment No. 2 to the Registration Statement on Form S-3 (the “Amendment No. 2”). The filing has been marked to show changes from the filing of Amendment No. 1 on June 29, 2011. The Amendment No. 2 reflects comments made in a letter dated July 21, 2011 (the “Comment Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

The comments contained in the Comment Letter and the Company’s responses are set forth below. All of the responses are keyed to the sequential numbering of the comments contained in the Comment Letter and to the headings (including original page references) used in such Comment Letter.

General

1.    We note that in response to prior comment 6, you have filed your merger agreement with Jingle Networks as an exhibit to the registration statement and submitted a request for confidential treatment for portions thereof. We are in receipt of your application and will transmit any comments we may have on this request under separate cover. Please note that any issues raised in connection with the confidential treatment request will need to be addressed prior to effectiveness of the registration statement.

We appreciate the Staff’s comment and Marchex respectfully advises the Staff that Marchex understands that any issues raised in connection with the confidential treatment request will need to be addressed prior to requesting acceleration of Marchex’s registration statement.

Selling Stockholders, page 24

2.    In response to prior comment 3, you have revised the footnotes to the selling stockholder table to state that “[n]o natural person(s) have voting and/or dispositive power as to” the shares of your common stock held by selling stockholder RGIP, LLC. Please provide us with the factual basis for the conclusion that no natural person or persons have voting or dispositive power over the shares held by this entity, and how this determination was reached. In this regard, explain to us the ownership and management structure of RGIP, as it seems that decisions with respect to the voting and dispositive powers over securities held by this entity would be made by its controlling person(s). For guidance, refer to our Regulation S-K Compliance and Disclosure Interpretations 140.02 and 240.04.

We appreciate the Staff’s comment and have made revisions to the selling stockholder table on page 21 of Amendment No. 2 based on information provided by RGIP.

3.    Your response to prior comment 4 states that selling stockholders Comcast Interactive Capital, L.P. and Goldman Sachs Investment Partners Master Fund. L.P. may be deemed affiliates of broker-dealers. As previously requested, please revise your filing to disclose that each of these broker-dealer affiliates purchased the shares in the ordinary course of business and did not have any agreements or understandings, directly or indirectly, with any person to distribute the shares, as you indicate in your response.

We appreciate the Staff’s comment and have made the requested revisions to the plan of distribution on page 22 of Amendment No. 2.

Exhibit 5.1. Opinion of DLA Piper LLP (US)

4.	The legality opinion filed as Exhibit 5.1 to the registration statement is dated as of May 6, 2011, and states that the “opinion speaks only at and as of its date….” Please have counsel remove this limitation or revise it to indicate that the opinion speaks as of the date of effectiveness of the registration statement. Alternatively, if counsel intends to retain the limitation, please have counsel confirm in writing on EDGAR its intention to date and file the opinion on the date of effectiveness.

We appreciate the Staff’s comment and Marchex respectfully advises the Staff that counsel to the Company has made the requested revisions to Exhibit 5.1 and such revised Exhibit 5.1 has been filed with Amendment No. 2.

* * * * *

In addition, Marchex acknowledges that:

•	Marchex is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Marchex may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (206) 331-3540 (telephone) or (206) 331-3696 (facsimile) or Francis J. Feeney, Jr., Esq. of DLA Piper LLP (US), Marchex’s outside corporate counsel, at (617) 406-6063 (telephone) or (617) 406-6163 (facsimile) with any questions or comments regarding this letter. Thank you for your assistance.

Very truly yours,

MARCHEX, INC.

By:	/s/ Michael A Arends
Name: Michael A. Arends
Title: Chief Financial Officer

cc:	Ethan A. Caldwell, General Counsel & CAO
Francis J. Feeney, Jr., Esq.
Michelle D. Paterniti, Esq.